Board of Management

06015683

Vedior

RECEIVED

2006 AUG -2 P 12: 2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 21 July 2006
Re: Vedior completes Private Debt Placement

SUPPL

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

dlw 8/2

Jella Miedema
Company Secretary

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201

Amsterdam, The Netherlands

Vedior completes Private Debt Placement

For release at 8.00am on 21 July 2006

Vedior is pleased to announce that it has successfully completed the private debt placement of US$215 million (€170 million) with US institutional investors. The debt is comprised of senior notes split into two equal amounts with 7 and 10 year maturity dates.

The Company has swapped US$65 million of the sum raised into Euro and US$75 million into pounds sterling. The Euro denominated debt is at floating interest rates while the US dollar and pound sterling denominated debt is at fixed interest rates.

Zach Miles, CEO of Vedior, said, *"I am pleased that, through this private placement, we have been able to extend the maturity and diversity of Vedior's sources of debt finance and that demand for the placement was oversubscribed. We believe that, with these additional facilities, the Group's financing sources are adequate for the foreseeable future."*

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary